Skeens, Deborah D.

From:	Miarecki, Krystal (Law) [Krystal.Miarecki@thehartford.com]
Sent:	Monday, April 16, 2012 6:16 PM
To:	Skeens, Deborah D.
Cc:	Proch, Lisa Michelle (Law); Schwerzmann, Erin C (Law)
Subject:	Hartford Life Insurance Company & Hartford Life and Annuity Insurance Company - Initial Filings on Form N-6
Attachments:	PAR-6305-2-DZ.1-3905072-CleanProofPdfNoBL.pdf; PAR-6305-2-DZ.1-3905073-CumulativeMarkedProofPdfNoBL.pdf

Hi Debbie,

Today, we filed a new variable universal life product on Form N-6 for the above-referenced Registrants. This product is similar to our existing Hartford Leaders VUL Liberty prospectus filed under File Nos. 333-148814 and 333-148816, with the exception of the new features listed below.

- o Elimination of the Decreasing Death Benefit Option
- o No longer requiring underwriting when the owner switches from the Increasing Death Benefit Option to Level
- o Changing the date that death proceeds are calculated as from date of notification to date of death
- o Modification to the Fixed Account transfer restriction
- o Addition of the Extended Value Option
- o Addition of the Longevity Access rider

Attached for your convenience is a copy of the new product prospectus. In addition, tomorrow I will file the required correspondence cross-reference chart for initial filings. If you have any questions, please feel free to give me a call.

Thank you!

Krystal Miarecki
Legal Specialist
The Hartford
200 Hopmeadow Street
Simsbury, CT 06089
Phone: 860-843-8697
Fax: 860-843-8665

<<PAR-6305-2-DZ.1-3905072-CleanProofPdfNoBL.pdf>> <<PAR-6305-2-DZ.1-3905073-CumulativeMarkedProofPdfNoBL.pdf>>